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                           January 12, 2024

       James Sapirstein
       Chief Executive Officer
       First Wave BioPharma, Inc.
       777 Yamato Road, Suite 502
       Boca Raton, FL 33431

                                                        Re: First Wave
BioPharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 8,
2024
                                                            File No. 333-276429

       Dear James Sapirstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jessica Yuan, Esq.